FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         December, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2267 20th Avenue West, Vancouver, British Columbia. Canada V6K 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of December, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) “Brent Lokash” Brent Lokash, President & Chief Financial Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES ADDITIONAL FINANCING WITH BG CAPITAL

VANCOUVER, B.C., December 2, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (the “Company”) (OTCBB: CCBEF) today announces that it has concluded negotiations with four investors, including BG Capital Group Ltd., for a private placement in the Company. BG Capital and the other investors, including certain directors and officers of the Company, will subscribe for units consisting of an aggregate of 800,000 common shares, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants for an aggregate purchase price of US$1,000,000. Each Series A share purchase warrant entitles the holder to purchase one additional common share of the Company until December 31, 2006 at a price of US$1.25 per share. If all of the Series A share purchase warrants held by an investor are exercised, then that holder’s Series B share purchase warrants will become fully vested. Each Series B share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$1.50 per share. If all of the Series B share purchase warrants held by an investor are exercised in full, then that investor’s Series C share purchase warrants will become fully vested. Each Series C share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$2.00 per share. Finally, if all of the Series C share purchase warrants held by an investor are exercised, then that investor’s Series D share purchase warrants will become fully vested. Each Series D share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$4.50 per share.

BG Capital is the only holder of the Company’s 2,000,000 Class B Preferred shares. Each share of Class B Preferred stock is entitled to five votes at any meeting of the shareholders of the Company. In addition the Class B Preferred stock is convertible, at any time, into such number of common shares of the Company as are issued and outstanding at the time of conversion, which would result, at the time of such a conversion, in a 100% increase in the number of issued and outstanding common shares of the Company. The Company believes it is in its best interest to give BG Capital an incentive to convert all of its Class B Preferred shares prior to closing this private placement. Therefore, the Company has agreed to propose to its shareholders, at its next shareholder meeting, the creation of a new class of preferred share that would carry variable multiple voting rights in exchange for BG Capital agreeing to convert its existing Class B Preferred Shares into the number of common shares that it would receive if it converted its Class B preferred shares prior to the closing of this private placement.

“This funding is a major step towards capitalizing the Company to support our 2006 brand initiatives. These funds will be utilized to support current operations and future growth, which includes the development of exciting new products and marketing program that we believe will enhance our efforts to attain profitability,” said Brent Lokash, President of Clearly Canadian Beverage Corporation.

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. It holds controlling shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “will”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and changes to its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Signed “Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact: Communications	Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN AMENDS LOAN AGREEMENT WITH GLOBAL HOLDINGS

VANCOUVER, B.C., December 2, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) is pleased to announce that it has entered into an amendment of its Loan Agreement with Global (GMPC) Holdings Inc. of Toronto, Ontario (“Global”).

Under the original loan agreement of November 23, 2004, Global advanced $1,000,000CDN to the Company (the “Loan”) and the maturity date for the Loan was November 23, 2005. Global and the Company have now agreed to amend the terms of the Loan to extend the maturity date of the Loan to May 2, 2006. Global has also agreed to convert $500,000CDN of the principal amount of the Loan into common shares of the Company at a conversion price of $2.00US per share. The remaining $500,000CDN principal amount of the Loan is convertible at $2.00US per share at the option of Global. In connection with this amendment, the Company has issued 75,000 common shares to Global and Global has agreed that no interest will be payable on the remaining principal amount of the Loan. The Loan previously bore interest at a rate of 12% per annum compounded and payable monthly.

“This agreement with Global is a major step in the repositioning of our balance sheet and will assist our efforts to attain profitability and growth in the future,” said Brent Lokash, President of Clearly Canadian Beverage Corporation.

About Global
Global is a merchant bank which provides bridge loan services (asset back/collateralized financing) to companies across many industries such as oil & gas, mining, real estate, manufacturing, retail, financial services, technology and biotechnology. For further information, please contact Jason G. Ewart at (416) 488-7760 or visit their website at www.globalbridgeloans.com.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the World Wide Web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

Signed “Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact: Communications	Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.